FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of June 2009.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Issues 12th to 15th Series of Unsecured Straight Bonds
2.	Nomura Announces Secondary Distribution of Australian Dollar Notes due June 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 9, 2009	By:	/s/ Shinichiro Watanabe
Shinichiro Watanabe
Senior Corporate Managing Director

Nomura Issues 12th to 15th Series of Unsecured Straight Bonds

Tokyo, June 9, 2009—Nomura Holdings, Inc. today announced that it has determined the terms of its twelfth to fifteenth series of unsecured straight bonds. The twelfth series is to be issued to retail investors in Japan, while the thirteenth to fifteenth series will be issued to institutional investors in Japan. Terms of the issues are as outlined below.

12th Series of Nomura Holdings, Inc. Straight Bonds

1. Amount of Issue	49.2 billion yen

2. Denomination of each Bond	1 million yen

3. Issue Price	100 yen per face value of 100 yen

4. Interest Rate	1.72% per annum

5. Offering Period	From June 10, 2009 to June 17, 2009

6. Payment Date	June 18, 2009

7. Interest Payment Dates	June 18 and December 18 each year

8. Maturity Date	June 18, 2012

9. Redemption Price	100% of the principal amount

10. Security or Guarantee	The Bonds are not secured by any pledge, mortgage or other charge on any assets or revenues of the Company or of others, nor are they guaranteed. There are no assets reserved as security for the Bonds.

11. Place for Application	Head office and branch offices of Nomura Securities Co., Ltd.

12. Book-entry Transfer Institution	Japan Securities Depository Center, Inc.

13. Bond Administrator	Mizuho Corporate Bank, Ltd.

Mizuho Trust & Banking Co., Ltd.

14. Rating	The Bonds have been given a rating of “A+” from Rating and Investment Information, Inc. and “AA-” from Japan Credit Rating Agency, Ltd.

The purpose of this press release is to make a general public announcement concerning the public offering for the 12th to 15th series of unsecured straight bonds outside the United States. It has not been prepared for the purpose of an offer of, or solicitation of an offer to buy or subscribe for, securities of Nomura Holdings, Inc. The above-referenced securities will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements thereunder.

13th Series of Nomura Holdings, Inc. Straight Bonds

1. Amount of Issue	80.0 billion yen

2. Denomination of each Bond	100 million yen

3. Issue Price	100 yen per face value of 100 yen

4. Interest Rate	1.72% per annum

5. Offering Period	June 9, 2009

6. Payment Date	June 15, 2009

7. Interest Payment Dates	June 15 and December 15 each year

8. Maturity Date	June 15, 2012

9. Redemption Price	100% of the principal amount

10. Security or Guarantee	The Bonds are not secured by any pledge, mortgage or other charge on any assets or revenues of the Company or of others, nor are they guaranteed. There are no assets reserved as security for the Bonds.

11. Place for Application	Head office and branch offices of Nomura Securities Co., Ltd.

12. Book-entry Transfer Institution	Japan Securities Depository Center, Inc.

13. Fiscal Agent	Mizuho Corporate Bank, Ltd.

14. Rating	The Bonds have been given a rating of “A+” from Rating and Investment Information, Inc. and “AA-” from Japan Credit Rating Agency, Ltd.

The purpose of this press release is to make a general public announcement concerning the public offering for the 12th to 15th series of unsecured straight bonds outside the United States. It has not been prepared for the purpose of an offer of, or solicitation of an offer to buy or subscribe for, securities of Nomura Holdings, Inc. The above-referenced securities will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements thereunder.

14th Series of Nomura Holdings, Inc. Straight Bonds

1. Amount of Issue	22.0 billion yen

2. Denomination of each Bond	100 million yen

3. Issue Price	100 yen per face value of 100 yen

4. Interest Rate	6 month JPY-LIBOR-BBA plus 0.90% per annum

5. Offering Period	June 9, 2009

6. Payment Date	June 15, 2009

7. Interest Payment Dates	June 15 and December 15 each year

8. Maturity Date	June 15, 2012

9. Redemption Price	100% of the principal amount

10. Security or Guarantee	The Bonds are not secured by any pledge, mortgage or other charge on any assets or revenues of the Company or of others, nor are they guaranteed. There are no assets reserved as security for the Bonds.

11. Place for Application	Head office and branch offices of Nomura Securities Co., Ltd.

12. Book-entry Transfer Institution	Japan Securities Depository Center, Inc.

13. Fiscal Agent	Mizuho Corporate Bank, Ltd.

14. Rating	The Bonds have been given a rating of “A+” from Rating and Investment Information, Inc. and “AA-” from Japan Credit Rating Agency, Ltd.

The purpose of this press release is to make a general public announcement concerning the public offering for the 12th to 15th series of unsecured straight bonds outside the United States. It has not been prepared for the purpose of an offer of, or solicitation of an offer to buy or subscribe for, securities of Nomura Holdings, Inc. The above-referenced securities will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements thereunder.

15th Series of Nomura Holdings, Inc. Straight Bonds

1. Amount of Issue	75.0 billion yen

2. Denomination of each Bond	100 million yen

3. Issue Price	100 yen per face value of 100 yen

4. Interest Rate	2.01% per annum

5. Offering Period	June 9, 2009

6. Payment Date	June 15, 2009

7. Interest Payment Dates	June 15 and December 15 each year

8. Maturity Date	June 13, 2014

9. Redemption Price	100% of the principal amount

10. Security or Guarantee	The Bonds are not secured by any pledge, mortgage or other charge on any assets or revenues of the Company or of others, nor are they guaranteed. There are no assets reserved as security for the Bonds.

11. Place for Application	Head office and branch offices of Nomura Securities Co., Ltd.

12. Book-entry Transfer Institution	Japan Securities Depository Center, Inc.

13. Fiscal Agent	Mizuho Corporate Bank, Ltd.

14. Rating	The Bonds have been given a rating of “A+” from Rating and Investment Information, Inc. and “AA-” from Japan Credit Rating Agency, Ltd.

Ends

For further information please contact:

Name	Company	Telephone
Toru Namikawa	Nomura Holdings, Inc.	81-3-3278-0591

Kathy Lindsay	Group Corporate Communications Dept.

Notes to editors:

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 26,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: retail, global markets, investment banking, merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.

The purpose of this press release is to make a general public announcement concerning the public offering for the 12th to 15th series of unsecured straight bonds outside the United States. It has not been prepared for the purpose of an offer of, or solicitation of an offer to buy or subscribe for, securities of Nomura Holdings, Inc. The above-referenced securities will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements thereunder.

Nomura Announces Secondary Distribution of

Australian Dollar Notes due June 2013

Tokyo, June 9, 2009—Nomura Holdings, Inc. today announced that Nomura Global Funding plc, a wholly-owned subsidiary of Nomura Holdings, has finalized the terms of secondary distribution of Australian dollar notes due June 2013 guaranteed by Nomura Holdings.

Outline of notes

1. Amount of Issue	AUD 216,000,000

2. Issue Price	100.00% of face value

3. Subscription Amount	AUD 1,000

4. Maturity Date	June 17, 2013

5. Interest Payment Dates	June 17 and December 17 each year

6. Interest Rate	6.45% annually

7. Subscription Period	From June 10, 2009, to June 17, 2009

8. Settlement Date in Japan	June 18, 2009

9. Ratings	A+ (Rating and Investment Information, Inc.)

AA- (Japan Credit Rating Agency, Ltd.)

BBB+ (Standard & Poor’s Ratings Services)

Ends

For further information please contact:

Name	Company	Telephone
Toru Namikawa	Nomura Holdings, Inc.	+ 81-3-3278-0591

Kathy Lindsay	Group Corporate Communications Dept.

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 26,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: retail, global markets, investment banking, merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.

The purpose of this press release is to make a general public announcement concerning the secondary distribution of Australian Dollar notes due March 2013 by Nomura Global Funding plc guaranteed by Nomura Holdings, Inc. It has not been prepared for the purpose of an offer of, or solicitation of an offer to buy or subscribe for, securities of Nomura Holdings, Inc. The above-referenced securities will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements thereunder.